BP 3/7

4-5-6

SECURITIES AND EXCHANGE COMMISSION

03013214

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Consulting Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4650 SW Macadam Avenue, Ste 400
(No. and Street)

Portland (City) OR (State) 97239 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name - if individual, state last, first, middle name)

222 SW Columbia Street, Suite 400 (Address) Portland (City) OR (State) 97201 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID HOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE CONSULTING GROUP, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
MICHELLE L. HAASE
NOTARY PUBLIC-OREGON
COMMISSION NO. 353219
MY COMMISSION EXPIRES JAN. 6, 2006

Signature

CHIEF OPERATING OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Certified Public Accountants on the Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 – 11
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of net capital pursuant to Securities and Exchange Commission Rule 15c3-1	12
Independent auditor's report on internal control structure required by Securities and Exchange Commission Rule 17a-5	13 – 14

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Private Consulting Group, Inc.

We have audited the accompanying statement of financial condition of Private Consulting Group, Inc., as of December 31 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Consulting Group, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
February 21, 2003

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 829,674
Investment securities owned, not readily marketable, at estimated fair value	75,000
Receivables:	
Accounts receivable – commissions and fees	45,525
Accounts receivable – related parties	14,787
Notes receivable – related parties	155,000
Interest receivable	3,754
Furniture and equipment, net	89,912
Other assets	31,068
TOTAL ASSETS	$ 1,244,720
LIABILITIES	
Accounts payable	$ 9,104
Commissions payable	74,855
Accrued expenses	1,638
Income taxes payable	13,219
Total liabilities	98,816
CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY	
Preferred stock, no par value, 100,000 shares authorized; no shares issued and outstanding	-
Common stock, no par value, 400,000 shares authorized; 1,000 shares issued and outstanding	2,248,180
Accumulated deficit	(1,102,276)
Total stockholder's equity	1,145,904
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,244,720

See accompanying notes.

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity
BALANCE, December 31, 2001	1,000	$2,248,180	$ (1,753,265)	$ 494,915
Net income	-	-	650,989	650,989
BALANCE, December 31, 2002	1,000	$2,248,180	$ (1,102,276)	$ 1,145,904

See accompanying notes.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Private Consulting Group, Inc. (the Company), formed in May 1998, is an Oregon corporation, and a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended. The Company is a wholly-owned subsidiary of PCG Holding Company, LLC (the Parent) and is headquartered in Portland, Oregon.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting – Proprietary securities transactions and commission revenue and expenses from customers' securities transactions are recorded on a trade-date basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates used in the financial statements include fair market value of trading securities, allowance for doubtful accounts, depreciation, and valuation allowance for deferred tax assets.

Cash and cash equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, brokerage accounts, and money market accounts.

Restricted securities – Restricted securities that are held for short-term resale are recorded at fair market values based on sale prices of recent private placements in the same company's common stock. No quoted market price exists for the securities and it is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near-term. The difference could be material.

Accounts receivable – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions receivable and notes receivable are charged off against the allowance for doubtful accounts when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, review of specific problem accounts, the existing economic conditions in the industry, and the financial stability of its customers. No allowance for doubtful accounts is considered necessary at December 31, 2002.

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

Furniture and office equipment	$ 61,723
Computer equipment and software	219,512
Total furniture and equipment	281,235
Less accumulated depreciation	191,323
Furniture and equipment, net	$ 89,912

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002, the Company had net capital of $748,852, which was $742,264 in excess of its required net capital of $6,588. The Company's net capital ratio was .13 to 1 as of December 31, 2002.

NOTE 6 – INCOME TAXES

The provision for income taxes consists of current and deferred income tax expense (benefit) at December 31, 2002, as follows:

Current income tax expense:	
Federal	$ 207,000
State	40,000
Total current income taxes	247,000
Deferred income tax benefit:	
Reversal of deferred tax asset valuation allowance	(247,000)
	$ -

NOTE 8 - EMPLOYEE BENEFITS

A 401(k) employee saving plan is available for employees who have completed three months of service and have attained the age of 21. Employees may contribute up to 100% of their compensation, subject to annual limits imposed by the Internal Revenue Service. Employee contributions are 100% vested at all times. Company contributions, which vest over a seven-year period, are determined by the plan administrator. Company contributions to the plan for the year ended December 31, 2002, were $14,677.

NOTE 9 - CONTINGENCIES

Parent loan agreement – The Company's Parent had a loan agreement with an unrelated party that had an outstanding balance of $3.9 million as of December 31, 2002. The Agreement requires the Parent to make payments equal to 10% of its consolidated net income for each year, before payment of any kind to the Company or as compensation to the owners of the Parent. Unless paid early, the entire principal balance of this note is due and payable on November 2, 2005. Every dollar paid by the Parent prior to November 2, 2005, shall reduce its principal obligation by two dollars. It is uncertain if the Parent has or will have the ability to meet its obligations under the loan agreement and what effect a potential default may have on the Company.

Subsequent to December 31, 2002, the Parent negotiated with the lender a buyout of all amounts owed for $500,000. Funds supported by two notes receivable for $100,000 and $500,000 have been issued by the Company to the Parent for this transaction. Both notes bear interest at 5% per annum and are due March 31, 2003, and December 31, 2003, respectively.

Legal contingencies – A claim has been asserted against the Company seeking damages of not less than $675,000. This lawsuit has been dismissed from court proceedings; however, arbitration is expected. The Company intends to vigorously defend against this asserted claim and believes the claim has no merit. However, the ultimate outcome of this matter and an estimate of the dollar amount or range of potential loss, if any, are unknown at the present time. Accordingly, no provision for any liability that might result has been made in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Private Consulting Group, Inc.

In planning and performing our audit of the financial statements of Private Consulting Group, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal controls, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MOSS-ADAMS LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a5 –
(continued)

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Moss Adams LLP

Portland, Oregon
February 21, 2003